Filed Pursuant to Rule 433
Registration No. 333-185656
January 28, 2014

North American Palladium Ltd.

Proposed Offering – Best Efforts Shelf Offering

Amended Summary of Proposed Terms

January 27, 2014

The issuer has filed a final base shelf prospectus with the securities regulatory authorities in each of the Provinces of Canada and a registration statement (including a base shelf prospectus) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this amended communication relates. The issuer will also file a final prospectus supplement containing important information relating to the securities described in this document with the securities regulatory authorities in each of the Provinces of Canada and the SEC. Before you invest, you should read the base shelf prospectus, the registration statement and the final prospectus supplement and other documents the issuer has filed with the securities regulatory authorities in Canada and the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting SEDAR at www.sedar.com or EDGAR at www.sec.gov. Alternatively, the issuer, any agent or any dealer participating in the offering will arrange to send you the offering documents if you so request by calling toll-free 1.877.257.7366. A copy of the final base shelf prospectus, any amendment to the final base shelf prospectus and any applicable shelf prospectus supplement that has been filed, is required to be delivered with this document to persons in Canada.

This document does not provide full disclosure of all material facts relating to the securities offered. Investors should read the final base shelf prospectus, the registration statement, any amendment and any applicable shelf prospectus supplement for disclosure of those facts, especially risk factors relating to the securities offered, before making an investment decision.

This indicative term sheet is non-binding.

INVESTEE:	North American Palladium Ltd. (“NAP” or the “Company”).

AMOUNT:	A total financing of up to C$75 million, in two tranches of up to C$32 million (Tranche 1) and up to C$43 million (Tranche 2). Tranche 2 (and the exercise of the warrants in Tranche 1) will be subject to shareholder approval, as required by the TSX/NYSE MKT.

PURPOSE:	For the Company’s expenditures at its Lac des Iles mine, primarily in connection with paying trade creditors, financing an expected increase in accounts receivable as operations ramp-up, capital expenditures related to underground development and the tailings management facility and for other general corporate purposes, including ordinary course repayments under the Company’s US$60 million revolving operating credit facility (the “Credit Facility”) and payment of interest owing under the Company’s US$130 million term loan financing (the “Brookfield Debt”).

TRANCHE 1:	Up to C$32 million in Series 1 Convertible Debentures plus, for no additional consideration, warrants (the “Series 1 Warrants”) representing the right to buy 33.33% of the number of common shares of the Company (“Common Shares”) that the Series 1 Convertible Debentures subscribed for are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at an exercise price equal to 120% of the Tranche 1 conversion price. The Series 1 Warrants will have “full ratchet” anti-dilution protection on new issues for a lower price, including to the Series 2 Warrants exercise price if the Series 2 Warrants have a lower exercise price. Exercise of the Series 1 Warrants will be subject to disinterested shareholder approval. Pricing targeted for January 27, 2014 with closing targeted for January 30, 2014.

TRANCHE 2:	Up to C$43 million in Series 2 Convertible Debentures plus, for no additional consideration, warrants (the “Series 2 Warrants”) representing the right to buy 33.33% of Common Shares that the Series 2 Convertible Debentures subscribed for are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at an exercise price equal to 120% of the Tranche 2 conversion price). The Series 2 Convertible Debentures and the Series 2 Warrants will have “full ratchet” anti-dilution protection on new issues for a lower price. The issue of Tranche 2 is subject to disinterested shareholder approval. Pricing is targeted for March 21, 2014 with closing T+6. Closing of Tranche 2 would be subject to NAP’s Common Shares meeting certain minimum trading volume thresholds (to be negotiated with the lead investor).

SHELF SUPPLEMENTS:	A shelf supplement is expected to be filed on or about January 28, 2014 for Tranche 1 and another shelf supplement is expected to be filed on or about March 24, 2014 for Tranche 2. Sales of securities will not be confirmed and offers to purchase securities will not be accepted until a prospectus supplement is filed in respect of the applicable Tranche. Additional shelf supplements are also expected to be filed for warrant exercises in the US.

EXCLUSIVITY:	Following the closing date of Tranche 1 until (i) the ninetieth (90th) day following the closing date of the Tranche 1 offering, if the Tranche 2 offering does not close on or before March 31, 2014 or (ii) in the event the Tranche 2 offering is consummated on or before March 31, 2014, the ninetieth (90th) day following the Tranche 2 closing date, no further issuances of Common Shares or securities convertible into Common Shares, except for issuance pursuant to acquisitions, JVs, outstanding contractual obligations, license or leasing arrangements, outstanding convertible securities, stock options or other employee or Board compensation.

COMMISSION:	4%

CONVERTIBLE DEBENTURE AND WARRANT TERMS:	Both Tranches

•	Interest at 7.5% per annum, calculated and payable semi-annually. In all cases, NAP will have the ability, subject to certain conditions, to pay interest in Common Shares at the then 5-day volume weighted average price of the Common Shares on the TSX (the “VWAP”).
•	The principal amount will be convertible at the holder’s option at any time into Common Shares at the 5-day VWAP on the day preceding the filing of the relevant shelf supplement (the “conversion price”).
•	All share issuances would be subject to the holder or any of its affiliates beneficially owning not more than 9.9% of the Common Shares. Accrued and unpaid interest would be paid on conversion.
•	Maturity in 5 years from date of issue of each Tranche. Mandatorily convertible, subject to certain conditions, at the Company’s option into Common Shares at maturity based on 95% of the 10-day VWAP ending on the second trading day prior to maturity, to a maximum of the applicable conversion price.
•	On any conversion, the interest make-whole payment will be due, being the amount of unaccrued and unpaid interest that would have been paid if held to maturity, reduced by 1% for each 1% that the 5-day VWAP at the time of conversion exceeds the applicable Tranche conversion price (prorated for increments less than 1%, and subject to NAP’s ability to pay in Common Shares at the 5-day VWAP at the time).
•	Subordinated to all bank debt and Brookfield secured debt, as amended or replaced from time to time.

•	The Series 1 Convertible Debentures will be issued with a 3-year (from the date of shareholder approval) Series 1 Warrant allowing the holder to purchase its pro rata share of 33.33% of the number of Common Shares that the Series 1 Convertible Debentures are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at 120% of the Series 1 Convertible Debenture conversion price. The Series 1 Warrants will have “full ratchet” anti-dilution protection. At any time commencing 18 months after their issuance, the Series 1 Warrants may be called on 30 days’ prior notice by NAP if (i) the daily VWAP exceeds 150% of the warrant exercise price for 10 consecutive trading days, (ii) the aggregate daily dollar trading volume of the Common Shares on the TSX plus the NYSE MKT for each of the 10 days prior to call exceeds C$5.5 million per trading day and (iii) certain other conditions. Issuance of warrant shares will be subject to disinterested shareholder approval.
•	The Series 2 Convertible Debentures will be issued with a 3-year Series 2 Warrant allowing the holder to purchase its pro rata share of 33.33% of the number of Common Shares that the Series 2 Convertible Debentures are convertible into (excluding Common Shares issuable as interest or under the make-whole provisions) at 120% of the Series 2 Convertible Debenture conversion price. The Series 2 Convertible Debentures and the Series 2 Warrants will have “full ratchet” anti-dilution protection, subject to customary exceptions. At any time commencing 18 months after their issuance, the Series 2 Warrants may be called on 30 days’ prior notice by NAP if (i) the daily VWAP exceeds 150% of the warrant exercise price for 10 consecutive trading days, (ii) the aggregate daily dollar trading volume of the Common Shares on the TSX plus the NYSE MKT for each of the 10 days prior to call exceeds C$5.5 million per trading day and (iii) certain other conditions.
•	Neither the Series 1 Warrants nor the Series 2 Warrants will be exercisable if and to the extent that the result would be that the holder or its affiliates would beneficially own more than 9.9% of the Common Shares.
•	Conversion price and warrant exercise price will also be adjusted to reflect any share splits, share consolidations or combinations, special dividends or other distributions, exchanges or changes of shares or other similar transactions.
•	Warrants to have cashless exercise rights in certain circumstances.
•	Commencing 18 months after the date of issuance of the applicable Tranche, Debentures will be redeemable for cash or mandatorily convertible into Common Shares by NAP at its option at the applicable conversion price if (i) the daily VWAP exceeds 150% of the applicable conversion price for 10 consecutive trading days, (ii) the aggregate daily dollar trading volume of the Common Shares on the TSX plus the NYSE MKT for each of the 10 days prior thereto exceeds C$5.5 million per trading day and (iii) certain other conditions.
•	No financial covenants.
•	Cross-acceleration to bank debt and Brookfield secured debt.
•	The Company has applied to list the Series 1 Debentures on the TSX. The Series 2 Debentures may be listed on the TSX (to be determined), however the Warrants will not be listed.
•	100% change of control repurchase offer at 102% of par.
•	Certain holders of securities will be able to effect modifications, with the consent of the Company, subject to minimum levels of holdings. Should such investors fall below such minimum level of holdings, holders of 2/3 of the number of Common Shares issuable upon the exercise or conversion of each class of security outstanding as of such time of determination shall be able to effect modifications, with the consent of the Company.
•	Company will indemnify holders for any Canadian withholding taxes.
•	Lead investor to have restrictive pre-emptive/participation rights on future offerings.
•	Variable price offerings (e.g., “at the market” offerings) to be prohibited.
•	Penalty interest provisions if in default. Penalties for other defaults, including late delivery of shares. Late payment charges apply.

Tranche Terms

•	Tranche 1: Debenture conversion price will be the 5-day VWAP on the trading day preceding the filing of the Tranche 1 shelf supplement. Warrants will be priced at 120% of that conversion price.

•	Tranche 2: Debenture conversion price will be the 5-day VWAP on the trading day preceding the filing of the Tranche 2 shelf supplement. Warrants will be priced at 120% of that conversion price.

CONDITIONS PRECEDENT:	The Offering will be subject to, among others, the following conditions:

(i)	TSX and/or NYSE MKT approval;
(ii)	NAP Board approval;
(iii)	Entry into mutually satisfactory subordination agreements with the lenders under the Credit Facility and Brookfield Debt. No event of default that is continuing under either the Bank or Brookfield credit agreements;
(iv)	No material adverse change prior to either closing. In the case of Tranche 2, NAP shareholder approval to be sought by mailing a circular within 30 days of Tranche 1 closing. Shareholder approval will include approvals in respect of the issuance of Common Shares on the exercise of the Series 1 Warrants and under the “full-ratchet” anti-dilution feature of the Series 1 Warrants and issuance of the Series 2 Convertible Debentures and the Series 2 Warrants;
(v)	Equity conditions as well as volume conditions to the closing of Tranche 2; and
(vi)	Standard termination clauses including an overall market out and disaster out clause, among other closing conditions.

SYNDICATION:	Edgecrest Capital Corporation: (as lead agent and sole bookrunner); and

Canaccord Genuity Corp. and Canaccord Genuity Inc.: (as agents).